0-31190

02038423

P.E 4·30·02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2002

CANPLATS RESOURCES CORPORATION

(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Form 45-902F, Report of Exempt Distribution dated April 12, 2002
- Form 45-102F2, Resale of Securities dated April 12, 2002
- Form 45-102F2, Resale of Securities dated April 16, 2002
- Canplats Resources Corporation – News Release dated April 15, 2002
- Form 53-901F, Material Change Report dated April 25, 2002, with attachment

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓____ Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canplats Resources Corporation -- SEC File No. 0-31190
(Registrant)

Date: May 6, 2002 By:

Linda J. Sue, Corporate Secretary

L:\LJS\Docs\Forms\2002\CRC\Form6k-March.doc

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Canplats Resources Corp.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   25,000 common shares.

4. Date of the distribution(s) of the security.

   April 4, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Sections 45(2)(21) and 74(2)(18) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

   a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Mr. Aki Siltamaki 297 Ray Boulevard Thunder Bay, ON P7B 4E3	12,500	$0.16	$2,000	S. 45(2)(21) and 74(2)(18) of the Act
Mr. Raymond Hietapakka 134 Heron Street Thunder Bay, ON P7C 2M3	6,250	$0.16	$1,000	S. 45(2)(21) and 74(2)(18) of the Act
Mr. Allan Hietapakka c/o 134 Heron Street Thunder Bay, ON P7C 2M3	6,250	$0.16	$1,000	S. 45(2)(21) and 74(2)(18) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 12th day of April, 2002.

CANPLATS RESOURCES CORP.
Name of Issuer *(please print)*

Per: [signature]
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
Multilateral Instrument 45-102
RESALE OF SECURITIES

Complete 1 or 2.

1. Canplats Resources Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 4, 2002 of 25,000 common shares of Canplats Resources Corporation, Canplats Resources Corporation, was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* of *amount or number and type of securities* of *Name of Issuer*, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 12th day of April, 2002.

CANPLATS RESOURCES CORPORATION

"Linda J. Sue"

By: Linda J. Sue,
Corporate Secretary

FORM 45-102F2
CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF *Multilateral Instrument 45-102* RESALE OF SECURITIES

Complete 1 or 2.

1. Canplats Resources Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 9, 2002 of 150,000 common shares of Canplats Resources Corporation and 300,000 flow-through common shares of Canplats Resources Corporation, Canplats Resources Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *Name of Issuer* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on *date* of *amount or number and type of securities* of *Name of Issuer*, became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at this 16th day of April, 2002.

CANPLATS RESOURCES CORPORATION

"Linda J. Sue"

By: Linda J. Sue,
Corporate Secretary

CANPLATS

Canplats Resources Corporation
1180. 999 West Hastings Street
Vancouver. BC. Canada V6C 2W2

Telephone. 604 689 3846
Facsimile. 604 689 3847
www.canplats.com

NEWS RELEASE

April 15, 2002

Canadian Venture Exchange: CPQ

CANPLATS CLOSES $82,500 PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports the April 9 closing of a private placement of 450,000 shares consisting of 300,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share. The private placement raised $60,000 for flow-through purposes and $22,500 for corporate and administrative requirements. A four-month hold on the issued common shares will expire on August 10, 2002.

Proceeds from the flow-through shares will be combined with funds raised in December 2001 to diamond drill geophysical anomalies on the Voltaire-Johnspine property west of Lake Nipigon in northwestern Ontario. This program is now under way.

The company had recently completed a detailed 2,300 line-kilometer airborne magnetometer survey to better define and model anomalies from earlier surveys. These anomalies are interpreted to have been caused by differentiated basic to ultrabasic sill-like intrusive bodies prospective for copper-nickel-platinum-palladium mineralization.

Canplats has staked or acquired a number of well-located properties in the Nipigon Plate area totalling approximately 3,000 claim units in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Canplats Resources Corporation
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   April 15, 2002

3. Press Release

   A news release was issued on April 15, 2002.

4. Summary of Material Change

   Canplats Resources Corporation reports the closing of a private placement of 450,000 shares consisting of 300,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share. The private placement raised $60,000 for flow-through purposes and $22,500 for corporate and administrative requirements. A four-month hold on the issued common shares will expire on August 10, 2002.

5. Full Description of Material Changes

   See attached news release dated April 15, 2002.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.E. Gordon Davis, President & CEO**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 25th day of April, 2002.

LINDA J. SUE
Linda J. Sue, Corporate Secretary

April 15, 2002 Canadian Venture Exchange: CPQ

CANPLATS CLOSES $82,500 PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation reports the April 9 closing of a private placement of 450,000 shares consisting of 300,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share. The private placement raised $60,000 for flow-through purposes and $22,500 for corporate and administrative requirements. A four-month hold on the issued common shares will expire on August 10, 2002.

Proceeds from the flow-through shares will be combined with funds raised in December 2001 to diamond drill geophysical anomalies on the Voltaire-Johnspine property west of Lake Nipigon in northwestern Ontario. This program is now under way.

The company had recently completed a detailed 2,300 line-kilometer airborne magnetometer survey to better define and model anomalies from earlier surveys. These anomalies are interpreted to have been caused by differentiated basic to ultrabasic sill-like intrusive bodies prospective for copper-nickel-platinum-palladium mineralization.

Canplats has staked or acquired a number of well-located properties in the Nipigon Plate area totalling approximately 3,000 claim units in a district northeast of Thunder Bay, Ontario, of geology favourable for PGE-rich mineralization.

For further information, contact:

R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.